NEWS RELEASE

EMX Royalty Provides an Asset Portfolio Update

Vancouver, British Columbia, August 30, 2017 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to provide an update on recent advancements of the Company’s royalty and mineral property portfolio. These assets provide revenue to EMX from royalty, pre-production and other payments, as well as exposure to successes from partnered funded projects and timely strategic investments in upside exploration opportunities. EMX has taken disciplined steps to maximize revenues, minimize expenditures, and identify new early-stage opportunities to grow the Company's portfolio and build shareholder value.

Royalty and Mineral Property Update. EMX's mineral property interests include the Leeville royalty in Nevada’s Northern Carlin Trend, a royalty on the Timok Project's Cukaru Peki discovery in Serbia, projects with ongoing advancements by operating companies in Turkey, the western U.S., Scandinavia, and Australia-New Zealand, as well as a strategic investment in IG Copper LLC and the Malmyzh porphyry copper-gold project. In addition, EMX's royalty generation programs are filling the mineral property pipeline with new acquisitions through license application or claim staking on open ground in productive mining districts.

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A key Company asset is the Leeville 1% gross smelter return royalty that covers portions of Newmont Mining Corporation’s ("Newmont") Northern Carlin Trend underground mining operations, including the Leeville and Turf mines. Newmont produced just over 300 Leeville royalty gold ounces in Q2, 2017, providing gross royalty revenue to EMX of ~US $383,000. Royalty production principally came from the Leeville (63%) and Turf (37%) operations, which included one month (i.e., May) of characteristically lower production due to annual maintenance activities.

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EMX has a 0.5% NSR royalty covering Nevsun Resources Ltd's ("Nevsun") Cukaru Peki copper-gold project in the Timok Magmatic Complex[1]. Nevsun controls the Timok Project's high-grade Upper Zone (characterized by massive and semi-massive sulphide mineralization), and is in a joint venture with Freeport-McMoRan on the Project's Lower Zone (characterized by porphyry-style mineralization). Nevsun recently announced completion of a 30,000 meter infill drill program at the Upper Zone deposit as part of an ongoing prefeasibility study, and also announced results from a continuing $20 million drill program to define the "large footprint" of the Lower Zone copper-gold mineralization[2].

•	EMX’s six royalty assets in Turkey include the Akarca, Balya, and Sisorta properties.

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At the Akarca gold-silver property, Turkish operator Çiftay Insaat Taahhüt ve Ticaret A.S. ("Çiftay") made its second pre-production payment of US $634,015 to EMX (the cash equivalent of 500 troy ounces of gold), which complements the first payment of US $601,825 made in February of this year[3]. Receipt of these payments leaves a pre-production total of 6,000 ounces of gold (or the cash equivalent) to be paid to EMX by Çiftay on a schedule of every six months. Çiftay advises that it is proceeding with in-house engineering studies and has plans for a 4,500 meter drill program this year.

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EMX holds an uncapped 4% NSR royalty interest at the Balya lead-zinc-silver property. Turkish owner Dedeman Madencilik San ve Tic. A.S. has advised that it is continuing with small-scale underground mine development and production (i.e., ~2,000 tonnes/month).

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-	EMX has been advised by Turkish operator Bahar Madencilik Sinayi ve Ticaret Ltd Sti that environmental permitting is underway at the Sisorta gold property as an important project development step.

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EMX continues to advance the western U.S. portfolio through its wholly-owned subsidiary Bronco Creek Exploration ("BCE"). There are 38 properties in the portfolio, of which fourteen are royalties (including Leeville) or optioned for an EMX retained royalty interest.

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Arizona Mining Inc. ("AMI") continues to advance the Hermosa property's Taylor discovery that is directly north of the Hardshell Skarn claim block (the "claim block") optioned to AMI by EMX for a retained royalty interest[4]. To date, two angle diamond drill holes have intersected zinc-lead- silver mineralization within the claim block. Intercepts reported by AMI include hole HDS-353 with 32 feet (3170-3202 ft) averaging 12.21% zinc, 8.19% lead, and 2.25 oz/ton silver (true width) (last 3 feet of intercept within the claim block) and hole HDS-380 with 25 feet (2948.5-2973.5 ft) averaging 1.47% zinc, 1.95% lead, and 4.15 oz/ton silver (true width ~90%) (intercept entirely within the claim block)[5]. AMI describes the HDS-353 and HDS-380 intercepts as "Taylor Sulphide" mineralization.

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Kennecott Exploration Company ("Kennecott") completed work programs consisting of detailed geologic mapping, geochemical sampling and geophysical surveys at the Superior West and Copper King porphyry projects to refine targets for follow-up reconnaissance drill programs. In addition, EMX recently acquired the “New Bonanza" claim group that covers a portion of the Magma Vein "extension target" at Superior West. The New Bonanza claims have been added to the Superior West project with Kennecott.

-	At the Copper Springs porphyry project, Anglo American has an aeromagnetic survey and a reconnaissance drill program scheduled for later in 2017.

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Over the past year, BCE has added six new porphyry copper properties in Arizona and Utah, as well as several Carlin-style gold properties in Nevada, to the royalty generation portfolio by staking claims in key mining districts. The Company's available properties are attracting interest from a number of potential partners.

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EMX has five royalty properties in Scandinavia, and is aggressively acquiring new properties for the royalty generation portfolio that include orogenic-lode and intrusion-related gold, Iron-Oxide-Copper- Gold (“IOCG”), Volcanogenic Massive Sulfide (“VMS”), carbonate replacement deposit ("CRD"), and nickel-copper-cobalt projects. Since vending its available Scandinavian properties to Boreal Metals Corporation ("Boreal") in late 2016[6], EMX has acquired, or has pending applications for, over 120,000 hectares of prospective ground in Norway and Sweden that include:

-	Ten new intrusion-related gold projects along the “Gold Line” in the Skellefteå area, Sweden’s chief gold producing region.

-	Multiple acquisitions in the Bergslagen region of southern Sweden, including EMX’s Riddarhyttan IOCG project, as well as several polymetallic VMS, CRD, and nickel-copper-cobalt style targets.

-	New acquisitions in Norway, including a prospective orogenic-lode gold style project with outcropping gold mineralization, and a cobalt project along a trend of historic cobalt mines.

Boreal recently advised EMX that it has begun planning for fall exploration programs at its Gumsberg and Adak projects in Sweden, and its Burfjord project in northern Norway. Geophysical programs, including down-hole electromagnetic (“EM”) surveys of historic drill holes at Gumsberg and Adak, are slated for September and October of 2017, followed by diamond drill programs on each project. Field sampling and mapping are currently underway in preparation for these programs. EMX maintains a 19.9% share ownership in Boreal, and also retains royalty interests in the partnered projects.

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EMX's programs in Australia and New Zealand continue to grow the royalty generation portfolio while operating at a low burn rate. Available properties in the portfolio include the Queensland Gold project in eastern Australia, where EMX is exploring for intrusion-related gold systems.

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EMX is a strategic investor and the largest shareholder in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport-McMoRan on the Malmyzh copper-gold porphyry project in Far East Russia (51% IGC, 49% Freeport). EMX recently announced results from IGC's 2017 Freedom Northwest drill program that included an intercept of 417.3 meters (219.4-636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade sub-interval of 142.6 meters (255.4-398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) from hole AMM-216 (true widths)[7]. The 2017 drilling, combined with earlier Freedom Northwest drill results, suggests a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters.

The recent developments summarized above underscore EMX's focus on steadily increasing global revenue streams from royalties, advance royalties and other cash payments to balance overall company-wide expenditures. The goal is to sustain the Company's royalty generation, royalty acquisition, and strategic investment activities while providing multiple opportunities for exploration and production success.

Please see the attached global portfolio map and www.emxroyalty.com for more information.

1 EMX's 0.5% NSR royalty is subject to reduction only as provided in the royalty agreement.

2 See Nevsun news releases dated June 29 and July 19, 2017.

3 See EMX news release dated February 8, 2017.

4 See EMX news release dated November 24, 2015.

5 See Arizona Mining Inc. news releases dated December 15, and December 21, 2016, and April 3, 2017.

6 See EMX news release dated November 22, 2016.

7 See EMX news release dated July 25, 2017. Copper equivalent calculated as CuEq% = Cu% + (Au g/t x 0.5), with assumed prices of $3.25/lb Cu and $1400/oz Au, and recoveries of 90% for Cu and 70% for Au.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@emxroyalty.com	Email: SClose@emxroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
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Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six months ended June 30, 2017 (the“MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com